

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

## MEDICURE ANNOUNCES ISSUANCE OF SHARES UNDER PREVIOUSLY ANNOUNCED SHARES FOR DEBT SETTLEMENT

WINNIPEG, Manitoba – (January 9, 2015) Medicure Inc. (the **"Company"**) (TSXV:MPH, OTC:MCUJF.US) announces today that the Company has issued 205,867 of its common shares at a deemed price of $1.98 per common share extinguishing $407,616.66 of amounts owing to its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors under shares for debt agreements originally entered into and announced on July 11, 2014.  These shares will be subject to resale restrictions for a period of four months from the date of issuance under applicable securities legislation.

*Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.*

**For more information, please contact:**

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

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